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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO 6)*

                        REGENERON PHARMACEUTICALS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                        (Title of Class of Securities)

                                  00075886F1
                                (CUSIP Number)

Steven M. Odre, Esq.                             with a copy to:
Senior Vice President,                           Gary Olson, Esq.
General Counsel and Secretary                    Latham & Watkins
Amgen Inc.                                       633 West Fifth Street
One Amgen Center Drive                           Suite 4000
Thousand Oaks, CA  91320-1789                    Los Angeles, California  90071
(805) 447-1000                                   (213) 485-1234

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 29, 2000
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)
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NOTE:  Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                  SCHEDULE 13D
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

CUSIP No. 00075886F1
-------------------------------------------------------------------------------------------------
1.  Name of Person
    AMGEN INC.
-------------------------------------------------------------------------------------------------
2.  Check the appropriate box if member of a group*                 (a) [_]
                                                                    (b) [_]
-------------------------------------------------------------------------------------------------
3.  SEC use only
-------------------------------------------------------------------------------------------------
4.  Source of Funds*
    N/A
-------------------------------------------------------------------------------------------------
5.  Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
    [_]
-------------------------------------------------------------------------------------------------
6.  Citizenship or place of organization
    DELAWARE
-------------------------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power
 Beneficially Owned        4,916,808
 By Each Reporting ------------------------------------------------------------------------------
 Person With           8.  Shared Voting Power N/A
                   ------------------------------------------------------------------------------
                       9.  Sole Dispositive Power
                           4,916,808
                   ------------------------------------------------------------------------------
                      10.  Shared Dispositive Power N/A
-------------------------------------------------------------------------------------------------
11.  Aggregate amount beneficially owned by each reporting person
     4,916,808
-------------------------------------------------------------------------------------------------
12.  Check box if the aggregate amount in row (11) excludes certain shares*   [__]
     N/A
-------------------------------------------------------------------------------------------------
13.  Percent of class represented by amount in row (11)
     14.0%
-------------------------------------------------------------------------------------------------
14.  Type of person reporting*
     CO
-------------------------------------------------------------------------------------------------
* See instructions before filling out
-------------------------------------------------------------------------------------------------

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     This Amendment No. 6 to Schedule 13D is being filed by Amgen Inc., a
Delaware corporation (the "Reporting Person"), to amend the Schedule 13D filed on July 26, 1995, as amended by Amendment No. 1 filed on September 25, 1995, Amendment No. 2 filed on December 6, 1995, Amendment No. 3 filed on March 5, 1996, Amendment No. 4 filed on April 15, 1996 and Amendment No. 5 filed on March 8, 2000 (the "Schedule 13D"), relating to the common stock, $.001 par value per share (the "Common Stock") of Regeneron Pharmaceuticals, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning assigned to them in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 to Schedule 13D is hereby amended and supplemented to add the following paragraph:

     On March 29, 2000, the Reporting Person, the Issuer and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., J.P. Morgan Securities Inc. and FleetBoston Robertson Stephens Inc. (the "Underwriters"), entered into a Purchase Agreement (the "Purchase Agreement"), which provides for (i) the issue and sale by the Issuer and the purchase by the Underwriters, acting severally and not jointly, of 2,600,000 shares of Common Stock and (ii) the grant by Reporting Person to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) of the Purchase Agreement to purchase at a price of $28.27 per share all or any part of 390,000 additional shares of Common Stock to cover over-allotments, if any.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 to Schedule 13D is hereby amended and supplemented as follows:

7.8 Purchase Agreement, dated March 29, 2000, by and among the Issuer, the Reporting Person, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., J.P. Morgan Securities Inc. and FleetBoston Robertson Stephens Inc. (Filed as an exhibit to Regeneron Pharmaceuticals, Inc.'s Form 8-K dated April 4, 2000 and incorporated herein by reference.)

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         AMGEN INC.



                                         By: /s/ Steven M. Odre
                                            --------------------------------
                                            Name:  Steven M. Odre
                                            Title: Senior Vice President,
                                                   General Counsel and Secretary
Dated:  April 5, 2000